Monthly Report - May, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,640,694       15,620,556
Change in unrealized gain (loss) on open          (5,477,934)      (2,819,415)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (541)
      obligations
   Change in unrealized gain (loss) from U.S.          37,119        (150,655)
      Treasury obligations
Interest Income (Expense)		               86,268          209,421
Foreign exchange gain (loss) on margin deposits      (15,291)         (94,800)
				                 ------------    -------------
Total: Income 				              270,856       12,764,566

Expenses:
   Brokerage commissions 		              358,037        1,741,952
   Management fee 			               42,132          200,103
   20.0% New Trading Profit Share 	              (4,959)          280,453
   Custody fees 		       	                1,141            8,574
   Administrative expense 	       	               68,303          334,578
					         ------------    -------------
Total: Expenses 		                      464,654        2,565,660
Net Income(Loss)			   $        (193,798)       10,198,906
for May, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (80,877.079    $     2,802,227    107,033,499    109,835,726
units) at April 30, 2022
Addition of 		 	            444         71,399         71,843
28.924 units on May 1, 2022
Redemption of 		 	              0      (545,860)      (545,860)
(461.339) units on  May 31, 2022*
Net Income (Loss)               $         4,066      (197,864)      (193,798)
for May, 2022
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2022
(80,475.492 units inclusive
of 30.828 additional units) 	      2,806,737    106,361,174    109,167,911
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2022 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.33)% 	     9.62%  $  1,176.21	   62,242.136 $    73,210,077
Series 3    0.02% 	    10.28%  $  1,849.69	   10,274.775 $    19,005,126
Series 4    0.15% 	    12.25%  $  2,504.70	    4,109.404 $    10,292,827
Series 5    (0.04)% 	     9.77%  $  1,730.21	    3,849.177 $     6,659,881

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
	                New York, NY   10036




					June 21, 2022
Dear Investor:

Gains from trading energy, equity and metal futures were offset by losses from trading interest rate futures, foreign exchange forwards and soft and agricultural commodity futures.

Markets were whipsawed by vacillating expectations about how quickly and how high official interest rates will be raised by global central banks, especially the Federal Reserve and ECB, and what impact this tighter monetary policy will have on global growth which is already being hampered by: stubbornly high inflation; Russia's war on Ukraine; China's COVID-zero, technology and property policies; and persistent supply chain difficulties.

During May strong demand for refined fuels combined with concerns over increasing restrictions on Russian supplies and a dwindling "supply buffer" within OPEC pushed energy prices higher. Near month-end, signs that Shanghai may be starting to ease its COVID-zero restrictions boosted prices further. Long positions in Brent crude, WTI crude, RBOB gasoline and natural gas were profitable and far outpaced small losses from trading heating oil and London gas oil.

For much of May, equity markets were weighed down by higher interest rates and concerns about a growth slowdown. However, late in the month when interest rates fell from monthly highs and when China displayed incipient signs of relaxing COVID-19 lockdowns, equities rebounded. On balance, performance was mixed but profitable. Trading of U.S. equity futures, long positions in Canadian and British futures, and short positions in Spanish, Italian, Korean, Indian and Singaporean stock index futures were profitable. On the other hand, short positions in Japanese, Australian, Chinese and Brazilian equity index futures and trading of French futures registered partially offsetting losses.
While wide swings in the dollar, interest rates and the growth outlook unsettled metal prices, trading of metal futures was marginally profitable, too. Profits on short positions in gold, silver and copper fractionally outdistanced the losses from trading aluminum and zinc.

Interest rates were quite volatile during May as concerns about inflation and more hawkish central bank policies underpinned rates, while worries about a growth slowdown or possibly even a recession brought on by China's COVID lockdown, "too tight" monetary policy, the Russia war on Ukraine and supply chain disruptions seemed to cap how high interest rates would rise. On balance, losses on long positions in German, French, Italian, British and Australian interest rate futures outpaced profits from long positions in U.S. and Japanese interest rate futures.
The dollar, as measured by the Bloomberg DXY index, which had risen about 9% from the start of the year into mid-May when U.S. interest rates peaked, fell back about 3% to close the month lower as investors repositioned for the possibility of a slower pace of U.S. interest rate increases going forward. Long dollar trades versus the Aussie dollar, Canadian dollar, New Zealand dollar, Japanese yen, euro, Norwegian krone, Swedish krona, and Singapore dollar posted losses that were fractionally larger than the gains on short dollar trades against the Brazilian real and Mexican peso, and a long dollar position versus the pound sterling.

Grain prices were volatile since they are closely linked to geopolitical developments swirling around the Russian war in Ukraine, and trading of grain futures was broadly unprofitable in May. Corn prices eased from the 10-year highs reached in April as the USDA reported that planting by U.S. farmers was well above expectations as of May 22nd. Consequently, a long corn trade was unprofitable. Wheat prices touched 14-year highs in mid-May before slipping back somewhat thereafter as Russia said it would open safe corridors to allow foreign ships carrying Ukrainian crops to leave Black Sea and Sea of Azov ports, should Western countries lift sanctions. Hence, a short wheat position was unprofitable. Long soybean and soybean oil trades, and a short soybean meal position also produced losses amid significant price volatility. A long coffee trade was marginally unprofitable, too.



     				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman